Schering AG and Astex announce multi-target drug discovery alliance with focus on cancer drugs

Berlin, Germany and Cambridge UK, May 6th, 2003 - Schering AG, Germany (FSE:SCH; NYSE:SHR) and Astex Technology Ltd., the fragment-based drug discovery company, today announced a major multi-target drug discovery alliance. The four year agreement relates to the discovery of novel drugs for various therapeutic indications especially focussing on orally available small molecule drugs targeting solid tumors. Schering will fund Astex's research programs relating to the collaboration, providing discovery and clinical milestone payments plus royalties based on the sales of each product which reaches market approval. Schering will be responsible for clinical development and has an option to retain worldwide exclusive marketing rights for all identified compounds. Under the terms of the agreement, multiple targets will be selected each year with an option to extend the collaboration for a further four-year term to include additional targets.

"We expect this collaboration to help us in identifying and optimizing lead compounds for targets in various therapeutic fields, especially in the field of solid tumors. This corresponds to our mission as a research-based pharmaceutical company with the claim to offer innovative therapy options in indications of unmet medical need," said Prof. Dr. Rainer Metternich, Head of the Research Center Europe of Schering. "The access to this innovative lead discovery method gives Schering an additional, new option to accelerate the drug discovery process in selected research projects."

"We are delighted that Schering has chosen to work with Astex on a variety of protein targets," commented Timothy Haines, Chief Executive of Astex.
"This collaboration provides further validation of Astex's significant capabilities in fragment-based drug discovery, and underscores the potential of our Pyramid(TM) fragment-based approach for developing novel lead compounds against important disease-related targets."

- END -

Additional information:
Astex will apply its Pyramid? fragment-based drug discovery approach to rapidly identify novel drug candidates against protein targets provided by Schering. The protein crystal structure is used to discover novel drug fragments which are then optimised into potent lead compounds. Facilitating this approach is Astex's integrated drug discovery platform, which covers all aspects of structure-based drug discovery including protein production, crystallization, structure determination, bioinformatics, computational and medicinal chemistry and biology.



Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

Astex is focusing its drug discovery approaches on proprietary and public domain protein targets from families and/or pathways. This includes validated kinases, phosphatases and proteases implicated in human disease. Astex recently announced drug discovery collaborations with AstraZeneca, Mitsubishi Pharma and with the Institute of Cancer Research, UK. Astex has further research agreements with another large pharmaceutical company, and has structural biology research agreements with AstraZeneca AB, Aventis Pharmaceuticals and Mitsubishi Pharma focused on solving novel cytochrome P450 crystal structures.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng